UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40280

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

(Translation of registrant's name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 28, 2022, EpicQuest Education Group International Limited (the “Company”) filed a Report on Form 6-K to provide a notice of annual meeting, proxy statement (the “Proxy Statement”) and form proxy card for its Annual Meeting of Shareholders to be held on November 28, 2022, at 11:00 a.m., local Toronto time. The Company is filing this Report on Form 6-K to update information contained in the Proxy Statement relating to voting requirements regarding Proposal 2 (Ratification of Independent Auditors) and “broker non-vote” rules.

Exhibit	Description
99.1	Notice of Annual Meeting of Shareholders, Proxy Statement and Form Proxy Card (incorporated by reference to Exhibit 99.1 of Form 6-K filed on October 28, 2022).
99.2	Supplement to Proxy Statement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

	By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: November 9, 2022

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